FORM 51-102 SECTION 4.9

NOTICE OF CHANGE OF CORPORATE STRUCTURE

1.

Name and Address of Issuer

San Antonio Ventures Inc. (“San Antonio” or the “Company”)

3750 W. 49th Avenue

Vancouver, British Columbia  V6N 3T8

2.

Parties to the Transaction

San Antonio

R2 Energy Ltd. (“R2”)

1837783 Alberta Ltd. (“San Antonio Subco”)

3.

Description of the Transaction

On September 3, 2014, San Antonio completed its reverse take-over (the “RTO”) with R2, which was effected pursuant to an amalgamation agreement dated August 1, 2014 (the “Amalgamation Agreement”) between San Antonio, R2 and San Antonio Subco, a wholly-owned subsidiary of San Antonio. Pursuant to the Amalgamation Agreement, the shareholders of R2 were issued two common shares of San Antonio (one common share on a post-Consolidation basis (as defined below)) for every one R2 common share held immediately prior to the completion of the RTO and all convertible securities of R2 were exchanged for convertible securities of San Antonio on the same basis.

In addition, at the annual and special general meeting of shareholders of the Company held on September 12, 2014 (the “Meeting”), the shareholders approved a consolidation of the Company’s common shares on a two for one basis (the “Consolidation”) and the Company changed its name to Renaissance Oil Corp.

After giving effect to the RTO and the Consolidation, the Company will have 47,153,469 common shares, 19,166,666 warrants and 3,901,000 stock options issued and outstanding. Each post-Consolidation warrant will entitle the holder thereof to acquire one common share of Renaissance Oil Corp. at a price of $0.50 until July 31, 2019.

In connection with the RTO, each of Kenneth Phillippe, Stephen Kenwood and Thomas Dyakowski resigned as directors of the Company. Messrs. Craig Steinke, Ian W. Telfer and Gordon Keep were appointed as directors of the Company and Chris Dyakowski remains as a director. In addition, Craig Steinke was appointed Chief Executive Officer of the Company and Jeremy Crichton was appointed Chief Financial Officer of the Company.

4.

Effective Date of the Transaction

September 3, 2014

5.

The Name of Each Party, if any, that Ceased to be a Reporting Issuer after the Transaction and of Each Continuing Entity

Subsequent to the completion of the RTO, Renaissance Oil Corp., as the continuing entity, will continue to be a reporting issuer in the Provinces of British Columbia and Alberta.

6.

The Date of the Reporting Issuer’s First Financial Year-End after the transaction

The Company’s first financial year-end after the RTO will be December 31, 2014.

7.

Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

(a)

Interim financial statements for the three and nine months ended September 30, 2014 (as compared with the three and nine months ended September 30, 2013);

(b)

Annual financial statements for the 12 months ended December 31, 2014 (as compared with the 12 months ended December 31, 2013);

(c)

Interim financial statements for the three months ended March 31, 2015 (as compared with the three months ended March 31, 2014);

(d)

Interim financial statements for the three and six months ended June 30, 2015 (as compared with the three and six months ended June 30, 2014);

(e)

Interim financial statements for the three and nine months ended September 30, 2015 (as compared with the three and nine months ended September 30, 2014); and

(f)

Annual financial statements for the 12 months ended December 31, 2015 (as compared with the 12 months ended December 31, 2014).

8.

Documents filed under NI 51-102 that describe the transaction and where they can be found in electronic format

Further details regarding the RTO are described in the management information circular (the “Circular”) of the Company dated August 12, 2014, sent to shareholders of the Company in connection with the Meeting and in the filing statement (the “Filing Statement”) dated August 29, 2014, sent to shareholders of the Company in connection with the RTO.  A copy of the Circular and the Filing Statement are available on SEDAR at www.sedar.com.

Dated: September 12, 2014